# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MultiSensor AI Holdings, Inc., CIK 0001863990
CUSIP: 456948108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2105 WEST CARDINAL DRIVE, BEAUMONT, Texas (TX), 77705
Date of event which requires filing of this statement: 12/19/2025
Filed by CIK 0001873893
Persons authorized to receive notices and communications: Michael Braner, 325 Capital LLC, 757 Third Avenue, 20th Floor, New York, New York (NY), 10017, 646-774-2904; Kenneth A. Schlesinger, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- 325 Capital Master Fund LP (CIK 0001972759): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 11,565,933; sole dispositive power 0; shared dispositive power 11,565,933; aggregate amount beneficially owned 11,565,933 (13.3% of the class)
- 325 Capital GP, LLC (CIK 0001972758): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,565,933; sole dispositive power 0; shared dispositive power 11,565,933; aggregate amount beneficially owned 11,565,933 (13.3% of the class)
- 325 CAPITAL LLC (CIK 0001873893): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 52,482,019; sole dispositive power 0; shared dispositive power 52,482,019; aggregate amount beneficially owned 52,482,019 (49.4999% of the class)
- Braner Michael David (CIK 0001908015): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 52,482,019; sole dispositive power 0; shared dispositive power 52,482,019; aggregate amount beneficially owned 52,482,019 (49.4999% of the class)
- FRIEDBERG DANIEL M. (CIK 0001448795): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 52,482,019; sole dispositive power 0; shared dispositive power 52,482,019; aggregate amount beneficially owned 52,482,019 (49.4999% of the class)
- Shrivastava Anil K (CIK 0001908019): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 52,482,019; sole dispositive power 0; shared dispositive power 52,482,019; aggregate amount beneficially owned 52,482,019 (49.4999% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: MultiSensor AI Holdings, Inc.
Address of issuer's principal executive offices: 2105 WEST CARDINAL DRIVE, BEAUMONT, Texas (TX), 77705

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Reporting Persons acquired 9,375,000 of the Shares reported owned herein pursuant to the Purchase Agreement (as defined in the Schedule 13D) in connection with the Private Placement (as defined in the Schedule 13D) and upon the exercise of the Pre-Funded Warrants acquired pursuant to the Purchase Agreement in connection with the Private Placement. The Reporting Persons acquired 3,485,446 of the Shares and Warrants (as defined in Amendment No. 3 to the Schedule 13D) to purchase 6,970,892 Shares reported owned herein in the Initial Closing (as defined in Amendment No. 3 to the Schedule 13D) pursuant to the 2025 Purchase Agreement (as defined in Amendment No. 3 to the Schedule 13D) in connection with the 2025 Private Placement (as defined in Amendment No. 3 to the Schedule 13D). The Reporting Persons acquired 13,629,466 of the Shares and Warrants to purchase 27,258,932 Shares reported owned herein in a second closing (the "Second Closing") pursuant to the 2025 Purchase Agreement in connection with the 2025 Private Placement following the Issuer obtaining the Stockholder Approval (as defined in Amendment No. 3 to the Schedule 13D), which was obtained on December 19, 2025. As of the date hereof, the Reporting Persons are deemed to beneficially own the Shares as detailed in Item 5.

The aggregate purchase price of the 438,247 Shares acquired by 325 Master Fund pursuant to the Purchase Agreement is approximately $701,195 and the aggregate purchase price of the 1,043,621 Shares acquired by 325 Master Fund upon the exercise of the Pre-Funded Warrants previously held by it is approximately $1,669,794 (inclusive of the price of the Pre-Funded Warrants and exclusive of brokerage commissions and other costs of execution). The aggregate purchase price of the 684,539 Shares and Warrants to purchase 1,369,078 Shares acquired by 325 Master Fund in the Initial Closing pursuant to the 2025 Purchase Agreement is approximately $279,976. The aggregate purchase price of the 2,676,816 Shares and Warrants to purchase 5,353,632 Shares acquired by 325 Master Fund in the Second Closing pursuant to the 2025 Purchase Agreement is approximately $1,094,818.

The aggregate purchase price of the 2,334,314 Shares acquired by the SMAs pursuant to the Purchase Agreement is approximately $3,734,902 and the aggregate purchase price of the 5,558,818 Shares acquired by the SMAs upon the exercise of the Pre-Funded Warrants previously held by them is approximately $8,894,109 (inclusive of the price of the Pre-Funded Warrants and exclusive of brokerage commissions and other costs of execution). The aggregate purchase price of the 2,800,907 Shares and Warrants to purchase 5,601,814 Shares to be acquired by the SMAs in the Initial Closing pursuant to the 2025 Purchase Agreement is approximately $1,145,571. The aggregate purchase price of the 10,952,650 Shares and Warrants to purchase 21,905,300 Shares acquired by the SMAs in the Second Closing pursuant to the 2025 Purchase Agreement is approximately $4,479,634.

The source of funding for the transactions pursuant to which the Reporting Persons obtained ownership of the Shares referenced above was derived from the working capital of 325 Master Fund and the SMAs (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

101,207 of the Shares reported owned herein were granted to Mr. Friedberg in connection with his service as a director of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On December 19, 2025, the Issuer obtained the Stockholder Approval and, thereafter, issued 13,629,466 Shares and Warrants to purchase 27,258,932 Shares to the Reporting Persons and the SMAs in connection with the Second Closing, which occurred on December 23, 2025, Pursuant to the 2025 Purchase Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

As of the close of business on December 23, 2025, the Reporting Persons beneficially owned an aggregate of 52,482,019 Shares, including 25,890,900 Shares underlying Warrants, which represents approximately 49.4999% of the outstanding Shares, based upon a denominator that is the sum of (i) 52,874,445 Shares outstanding as of December 4, 2025 as reported in the Issuer's Registration Statement on Form S-3 filed with the SEC on December 12, 2025, and (ii) 27,258,936 Shares issued in connection with the Second Closing, as confirmed to the Reporting Persons by the Issuer, and (iii) 25,890,900 Shares underlying certain of the Warrants held by the Reporting Persons and the SMAs that are currently exercisable. The number of Shares reported beneficially owned herein by the Reporting Persons excludes 8,338,924 Shares underlying certain Warrants held by the Reporting Persons and the SMAs due to the Maximum Ownership Limitation (as defined in Amendment No. 3 to the Schedule 13D).

The aggregate beneficial ownership reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of the close of business on December 23, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 52,482,019
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 52,482,019

The power to vote or to direct the vote or to dispose or direct the disposition of the Shares reported herein is shared among the Reporting Persons, including the Shares and Shares underlying the Warrants held in the SMAs, and the 101,207 Shares granted to Mr. Friedberg in connection with his service as a director of the Issuer.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Other than as set forth in Items 3 and 4 above, the Reporting Persons and SMAs have not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 5 to the Schedule 13D.

## Signatures
- 325 Capital Master Fund LP: /s/ Michael Braner, Michael Braner, Managing Member (12/23/2025)
- 325 Capital GP, LLC: /s/ Michael Braner, Michael Braner, Managing Member (12/23/2025)
- 325 CAPITAL LLC: /s/ Michael Braner, Michael Braner, Managing Member (12/23/2025)
- Braner Michael David: /s/ Michael Braner, Michael Braner (12/23/2025)
- FRIEDBERG DANIEL M.: /s/ Daniel Friedberg, Daniel Friedberg (12/23/2025)
- Shrivastava Anil K: /s/ Anil Shrivastava, Anil Shrivastava (12/23/2025)